Exhibit 22

Issuer of Registered Guaranteed Debt Securities

Schlumberger Investment SA, a société anonyme incorporated under the laws of the Grand Duchy of Luxembourg (“SISA”), is an indirect wholly-owned subsidiary of Schlumberger Limited (the “Guarantor”).

As of June 30, 2020, SISA was the issuer of its 3.650% Senior Notes due 2023 and 2.650% Senior Notes due 2030 (together, the “Notes”).  The Guarantor fully and unconditionally guarantees the Notes on a senior unsecured basis.